The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

May 11, 2015

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

 Assistant Director

Re:	XRpro Sciences, Inc.
Registration Statement on Form S-1
Filed on April 21, 2015
File No. 333-203550

Dear Mr. Riedler:

Thank you for your April 28, 2015 letter regarding XRpro Sciences, Inc. (“XRpro”). In order to assist you in your review of XRpro’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Prospectus Cover Page

1.	We note that there is currently no public market for your common stock, and that you are in the process of applying to have your common stock quoted on the OTCQB. Please revise the second paragraph of the cover page of your prospectus to provide the following disclosure, “The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted in the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.”

Response: We have added the statement “The selling shareholders will sell at a price of $3.50 per share until our shares are quoted in the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.” to the cover page of the prospectus.

* * *

United States Securities

and Exchange Commission

May 11, 2015

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow